Spectrum Pharmaceuticals June 2016

2 Safe Harbor Statement This presentation contains forward-looking statements regarding future events and the future performance of Spectrum Pharmaceuticals that involve risks and uncertainties that could cause actual results to differ materially. These statements are based on management’s current beliefs and expectations. These statements include but are not limited to statements that relate to our business and its future, our strategy, the success of our drug candidates, the safety and efficacy of our drug products, product approvals, market potential, product sales, revenue, development, regulatory and approval timelines, product launches, product acquisitions, capital resources and any statements that relate to the intent, belief, plans or expectations of Spectrum or its management, or that are not a statement of historical fact. Risks that could cause actual results to differ include the possibility that our existing and new drug candidates may not prove safe or effective, the possibility that our existing and new drug candidates may not receive approval from the FDA and other regulatory agencies in a timely manner or at all, the possibility that our existing and new drug candidates, if approved, may not be more effective, safer or more cost efficient than competing drugs, the possibility that price and other competitive pressures may make the marketing and sale of our drugs not commercially feasible, the possibility that our efforts to acquire or in-license and develop additional drug candidates may fail, our lack of sustained revenue history, our limited experience in establishing strategic alliances, our limited marketing experience, our customer concentration, the possibility for fluctuations in customer orders, evolving market dynamics, our dependence on third parties for clinical trials, manufacturing, distribution, information and quality control and other risks that are described in further detail in the Company's reports filed with the Securities and Exchange Commission. We do not plan to update any such forward- looking statements and expressly disclaim any duty to update the information contained in this presentation except as required by law.

 Spectrum currently markets six oncology/hematology products that target rare types of cancer such as advanced metastatic colorectal cancer, acute lymphoblastic leukemia, multiple myeloma and non-Hodgkin’s lymphoma  Spectrum has no drug-discovery program. However, we have acquired and are also developing additional drugs in the fight against cancer.  A drug to treat bladder cancer is under FDA review  Just initiated a phase 3 study for a drug to minimize the risk for infection during cancer treatment  Just initiated a phase 2 study for a drug to treat advanced breast cancer 3 Spectrum is a Biotech Company Focused on Bringing Cancer Treatments to Patients in Need Our mission is to bring the expertise and passion for excellence of our team to acquire, develop and commercialize pharmaceuticals for unmet medical needs while building value for our shareholders.

4 Spectrum has been successful at Acquiring and Advancing Drugs to Treat Cancer 2013 • Acquired rights for Apaziquone • In-licensed Evomela • Acquired Talon Therapeutics • Filed Beleodaq NDA with FDA 2014 • Beleodaq NDA Approved by FDA • Out-Licensed rights for 3 drugs to CASI Pharma • Filed Evomela NDA with FDA 2015 • In-licensed Poziotinib • Out-licensed rights for Zevalin for Japan • Signed Eagle Pharmaceuticals Co- Promotion agreement • Filed Apaziquone NDA with FDA 2016 • Signed Strategic partnership with Servier Canada • Evomela NDA approved by FDA • 3 New Drug Applications filed with FDA • 2 NDA’s approved by FDA & Marketed • 2 novel later stage drugs in-licensed Over 32,000 Cancer Patients Treated in the last 2 Years • 1 Acquisition • 4 out-licensing deals • 1 Co-promotion agreement Since 2013

 All directors elected annually  Continuing changes to Governance Practices o Adopted Corporate Governance Guidelines on April 1, 2015. o Adopted Stock Ownership Policy on April 1, 2015. o Adopted Anti-Hedging Policy on April 1, 2015. o Amended our 2009 Incentive Award Plan effective April 15, 2015 to prohibit recycling or repricing of our shares of common stock awarded under the plan. 5 Committed to Sound Corporate Governance

6 Compensation Program Evolution in 2016 • During 2015, we spoke with stockholders representing over 50% of our outstanding shares gathering feedback. • Based on Shareholder feedback, the Compensation Committee independently retained a compensation consultant to advise on best practices for executive compensation. • The compensation committee has agreed to make certain changes based on the feedback from shareholders and advice from consultant. Compensation Program Changes for 2016:  Long Term Incentive (LTI) Award sizes expected to be determined annually based on competitive benchmarking data.  One third of the target annual LTI value expected to be in the form of Performance Based Units tied to the Company’s relative total stockholder return (TSR) performance, one third of the value will be in stock options which will vest over time, and one third will be in restricted stock which will vest over time.  The number of Performance Based Units earned expected to be tied to the Company’s TSR as compared to the TSR of the peer group measured over a two-year performance period.  Performance Based Units tied to the Company’s relative TSR performance will be earned, if at all, following the end of the two-year performance period.

New Peer Group

Criteria: Biotechnology or pharmaceutical industries, with 2015 revenues of between $60 million and $500 million with market capitalization of up to approximately $1.0 billion. In the prior year, the peer group referenced had market capitalization of up to approximately $1.5 billion.

AMAG Pharmaceuticals, Inc.	Harvard Bioscience Inc.	Pernix Therapeutics Holdings, Inc.
Enanta Pharmaceuticals, Inc.	Aegerion Pharmaceuticals, Inc.	NewLink Genetics Corporation
Albany Molecular Research Inc.	Vanda Pharmaceuticals Inc.	SciClone Pharmaceuticals Inc.
Sequenom Inc.	Luminex Corporation	Eagle Pharmaceuticals, Inc.
Affymetrix, Inc.	Infinity Pharmaceuticals, Inc.	Supernus Pharmaceuticals, Inc.
Ariad Pharmaceuticals, Inc.	Amphastar Pharmaceuticals, Inc.	Halozyme Therapeutics, Inc.
Sagent Pharmaceuticals, Inc.	VIVUS, Inc.	Sucampo Pharmaceuticals, Inc.
Fluidigm Corp.	Mimedx Group, Inc.	
Genomic Health Inc.	Merrimack Pharmaceuticals Inc.	

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8 Compensation Plan Structure Base Salary • To attract and retain talent in a highly competitive labor market • Based on pay levels of comparable positions within peer group, as well as qualifications, experience and role characteristics • Merit increases based on individual performance and size of annual merit increase budget Annual Incentive Payout Factors (for 2015) • Revenue • Cash Management/Cash Balance • Development and regulatory goals with respect to SPI-2012, Apaziquone and Evomela • Strategic goals with respect to in-licensing, out-licensing and/or co-promote transactions Long-Term Incentive • Performance Based Units (33%) • Stock Options (33%) • Restricted Stock (33%)

9 CEO Compensation Overview *Guaranteed pay is only 27% of total compensation * *

10 We Seek Your Support at Our Annual Meeting 2016 Spectrum Pharmaceuticals Management Recommendations  FOR Election of Directors  FOR Advisory vote to approve the compensation of our named executive officers  FOR Ratification of the appointment of an independent registered public accounting firm  AGAINST the stockholder proposal on proxy access Regarding Say on Pay • Compensation practices have been updated to benchmark against peer group • Company has balanced compensation plan between salary, bonus and LTI • New LTI Plan that incorporates performance versus a peer group • Company has executed against key clinical/regulatory and business development goals • CEO realized pay down 58% in last 3 years Regarding Proxy Access • Current policies and practices are balanced and ensure opinions of stockholder are heard and considered • New proposal would undermine the important role of independent Nominating and Governance Committee • Increase company costs • Potential increase to Influence of Special Interest Groups • Potential to discourage highly qualified director candidates from serving